UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 23, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GCI, Inc.
File No. 000-05890 - CF# 24406

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GCI, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 6, 2009.

Based on representations by GCI, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.161	through March 31, 2016
Exhibit 10.162	through March 31, 2016
Exhibit 10.163	through March 31, 2016
Exhibit 10.164	through March 31, 2016
Exhibit 10.165	through March 31, 2016
Exhibit 10.166	through March 31, 2016
Exhibit 10.167	through March 31, 2016
Exhibit 10.168	through March 31, 2016
Exhibit 10.169	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel